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Ex12a
                                  IDACORP, Inc.
                          Consolidated Financial Information
                 Supplemental Ratio of Earnings to Fixed Charges


                                                                                                     Twelve Months
                                            Twelve Months Ended December 31,                              Ended
                                                 (Thousands of Dollars)                                 September 30,

                                         1995         1996         1997         1998        1999          2000
Earnings, as defined:
  Income before  income taxes        $ 127,342   $  135,247   $  133,570    $ 133,806   $ 137,021    $ 204,170
  Adjust for distributed income of
  equity investees                      (2,058)      (1,413)      (3,943)      (4,697)       (837)      (2,431)
  Equity in loss of equity method
  investments                                0            0            0          458         435          245
  Minority interest in losses of
  majority owned subsidiaries                0            0            0         (125)        (37)        (609)
  Supplemental fixed charges, as
  below                                 72,826       73,018       72,208       72,496      74,800       75,011

  Total earnings, as defined         $ 198,110   $  206,852   $  201,835    $ 201,938   $ 211,382    $ 276,386

  Fixed charges, as defined:
  Interest charges                   $  56,456   $   57,348   $   60,761    $  60,677   $  62,975    $  62,682
  Preferred stock dividends of
  subsidiaries- gross up-IDACORP
  rate                                  12,834       12,079        7,891        8,445       8,313        8,854
  Rental interest factor                   925          991          982          801         955          932

  Total fixed charges                   70,215       70,418       69,634       69,923      72,243       72,468

  Supplemental increment to fixed
  charges*                               2,611        2,600        2,574        2,573       2,557        2,543

  Total supplemental fixed charges   $  72,826   $   73,018   $   72,208    $  72,496   $  74,800    $  75,011

  Supplemental ratio of earnings to
  fixed charges                         2.72 x       2.83 x       2.80 x       2.79 x      2.83 x        3.68x

  *Explanation of increment - Interest on the guaranty of American Falls
      Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.

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